Exhibit 21.1

List of Subsidiaries of Global Energy Inc.

1.	Global Fuel Israel Ltd., a wholly owned subsidiary incorporated under the laws of the State of Israel.

2.	Global N.R.G. Pacific Ltd., a 50.1% owned subsidiary incorporated under the laws of the State of Israel.

3.	Global Energy Ethiopia PLC, a 99.9% owned subsidiary of Global NRG Pacific Ltd. incorporated under the laws of Ethiopia.

4.	AlphaKat – Global Energy GMBH, a 50% owned subsidiary incorporated under the laws of Germany.